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                           January 20, 2023

       Daniel Reuvers
       Chief Executive Officer
       Tactile Systems Technology, Inc.
       3701 Wayzata Blvd, Suite 300
       Minneapolis, MN 55416

                                                        Re: Tactile Systems
Technology, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed January 18,
2023
                                                            File No. 333-269287

       Dear Daniel Reuvers:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jane
Park at 202-551-7439 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Industrial Applications and

                           Services
       cc:                                              Jonathan Zimmerman,
Esq.